Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-286322 on Form F-10 and to the use of our reports dated July 17, 2026 relating to the financial statements of Vizsla Silver Corp. (the "Company") and the effectiveness of the Company's internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended April 30, 2026.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada
July 17, 2026